[Wilson Sonsini Goodrich & Rosati Letterhead]

November 21, 2008

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel
Melissa Kindelan
Robert S. Littlepage, Jr.
John Harrington

Re:	BigBand Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-33355

Ladies and Gentlemen:

On behalf of BigBand Networks, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated November 6, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

BIGBAND NETWORKS, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION

COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED NOVEMBER 6, 2008

This memorandum sets forth the response of BigBand Networks, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated November 6, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, Page 37

1. We note that you identify the three customers that accounted for greater than 10% of your revenues in 2007. In future filings, to the extent any particular customer accounts for a substantial portion of your revenues, please quantify the percentage of your revenues derived from such material customer. For example, we note from your disclosure on page 60 that one customer accounted for 40% of your total revenues in 2007. Also provide additional disclosure describing the terms of your relationship with any such customer. Although we note from your risk factor on page 20 that you do not have a contract guaranteeing continuing sales, you should describe any contractual or other arrangements that are in place to the extent material so that shareholders may better assess the reliability of these revenues. If any such contract exists, please explain to us in your response letter why you determined it was not required to be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10).

BigBand Response In future filings, to the extent that management deems the level of activity or changes in the level of activity with a particular customer to be material to an investor’s understanding of the Company’s financial statements (including the sustainability of such customer relationship), management will disclose the activity relevant to that customer during the period in question. In addition, in future filings, as requested by the Staff, the Company (i) will quantify the percentage of its revenues derived from its material (i.e., 10%) customers in total and (ii) will identify all 10% customers by name in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section thereof.

The Company believes disclosure that explains each change in the percentage contribution from each material customer could prove confusing to investors, as the names (and the particular percentage contribution) of the 10% customers change on a quarterly basis (as the Company discloses in its filings). However, when the concentration from one customer is particularly acute (i.e., such as a 40% customer), the Company will add disclosure highlighting any material known trends, events or uncertainties involving such customer and will identify such customer with a description such as “the Company’s largest customer,” “the Company’s second largest customer,” etc. The Company will also add disclosure regarding the material terms of its relationship with any material customer, as well as the contractual arrangements with its material customers as part of its Report on Form 10-K.

The Company has considered whether any of its contracts with its material customers are required to be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10). In this regard, the Company has concluded that its existing contracts do not need to be filed because such contracts are made in the ordinary course of business and do not fall within any of the categories set forth in Item 601(b)(10)(ii)(A) through (D). In particular, the Company does not believe that its business is substantially dependent on any such contract as such contracts do not guarantee any specific amount of purchases by the customer. Thus, the Company’s business is more dependent on the ordering patterns of its key customers rather than on the terms of the contracts with such customers.

2. In future filings, please provide additional analysis of known material trends impacting your business. For example, in 2007, certain positive revenue and income trends through 2006 appear to have stalled or reversed. Your disclosure should provide insight, from the viewpoint of management, into the most material underlying causes of these trends. The disclosure should also provide information about actions the company is taking in response to these trends as well as management’s assessment as to how future performance could be materially impacted.

BigBand Response In future filings, the Company will provide the additional disclosure requested by the Staff regarding known material trends impacting its business.

Results of Operations, page 44

3. In future filings, please provide more detail about the material causes of changes in results of operations line items, including quantitative detail to the extent practicable. When material, you should quantify the significance of your different video products and services to revenues. If you achieve growth in a specific class of products or services, you should provide an assessment of the degree that such growth was generated from increased volume of sales, increased pricing, new product offerings, or otherwise.

BigBand Response In future filings, the Company will provide more detail about the material causes of changes in its results of operations line items as requested by the Staff. In this regard, the Company notes that in its Form 10-Q for the quarter ended September 30, 2008 (the “September Form 10-Q”), it quantified the change in its product revenue from video products and from Telco TV, Digital Simulcast and Switched Digital Video product applications (see page 25 of the September Form 10-Q). In its September Form 10-Q, the Company also included discussion in the MD&A Overview (page 22) and in the product gross margin discussion (page 25) regarding product pricing and how changes in product mix impact overall gross margin.

4. In the paragraph at the top of page 45 you describe the primary reason for the decrease in product revenue was due to the decrease in Data revenue because of the unsuccessful transition to the new modular CMTS product application. This caused delays in revenue recognition and the retirement of the CMTS platform. With a view towards expanded disclosure in future filings, please explain to us in more detail the impact of the unsuccessful transition and retirement of this platform. Specifically what impact did this have on transactions where revenue recognition was delayed and when and under what circumstances will the related revenue be recognized.

BigBand Response The Company advises the Staff that its unsuccessful transition to its new modular CMTS product application accounted for approximately $7.4 million of the $8.4 million decrease in revenues from the Company’s Data products in 2007 compared to 2006. The sustained level of operating expenses, which ultimately was not supported by sufficient revenues from the CMTS product application, ultimately led to the Company’s retirement of its CMTS platform. The remaining decrease of approximately $1.0 million in revenues from Data Products related to “delays in revenue recognition” which included both (i) delays due to the Company’s concern about the collectability of such amounts, and (ii) delays in product acceptance due to an undelivered element. Of the $1.0 million in revenues that related to “delays in revenue recognition” as of December 31, 2007, $0.8 million remained to be recognized pending resolution of (i) or (ii) above as of September 30, 2008.

The impact of the Company’s retirement of its CMTS platform was that the Company had to forego a smaller than originally anticipated revenue opportunity, but was able to eliminate significant research and development expense and redirect such expenses to the Company’s Video products.

Item 9A.	Controls and Procedures, page 80

5. Confirm in your response letter that your Chief Accounting Officer was your principal financial officer, or performing similar functions, at the time that this Form 10-K was filed. In future filings to the extent not apparent, please disclose who was your principal financial officer, or performing similar functions, at the time of filing so that it is clear that such person performed the requisite certifications. Refer to Compliance & Disclosure Interpretations, Exchange Act Rules, Questions 161.2, 161.05 and 161.06, available at our website.

BigBand Response The Company confirms that Ravi Narula was appointed its chief accounting officer on March 11, 2008, but did not serve as its principal financial officer at any time. At all times from the resignation of Fred Ball on November 26, 2007 until the appointment of Maurice Castonguay on March 12, 2008 after the Form 10-K was filed, Amir Bassan-Eskenazi served as the Company’s acting principal financial officer. The Company will clarify such matters in future filings.

Item 11.	Executive Compensation, page 81

Incorporated by Reference to Proxy Statement

Compensation Discussion and Analysis, page 20 of Proxy Statement

6. Please tell us in your response letter who served as principal financial officer, or served in a similar capacity, after Mr. Ball’s resignation on November 26, 2007. If this person is not included in your compensation disclosure as a named executive officer, explain to use why. Refer to Regulation S-K Item 402(a)(3).

BigBand Response The Company advises the Staff that following Mr. Ball’s resignation on November 26, 2007, Mr. Amir Bassan-Eskenazi, the Company’s President and Chief Executive Officer, served as the Company’s acting principal financial officer from such time through the filing of the Company’s Form 10-K. Following the filing of the Form 10-K, on March 12, 2008, Maurice L. Castonguay was appointed as Senior Vice President and Chief Financial Officer of the Company, and he has since served as the Company’s principal financial officer and principal accounting officer.

Compensation Framework, page 20 of Proxy Statement

Variable Pay, page 21 of Proxy Statement

7. In future filings, please provide a clearer explanation of how actual ICP awards to each named executive officer were determined. Please compare actual performance during the relevant time periods against the relevant targets for such time periods. Explain how and why this resulted in the award as a percentage of salary which is shown in the Summary Compensation Table. To the extent any inputs other than the identified corporate revenue and operating margins were material, please identify and explain them. Tabular disclosure may be helpful.

BigBand Response In future filings, the Company will expand its disclosure regarding how actual ICP awards were determined and will compare actual performance against the relative targets. The Company will describe any other inputs that were material and will consider modifying the existing tabular disclosure on page 22 to include information regarding the actual awards.

Equity-Based Pay, page 22 of Proxy Statement

8. In future filings, please explain how and why actual equity awards granted to each named executive officer were determined. Although we note that the compensation committee considers various factors in exercising its discretion and judgment, you should explain in more detail its decision-making process with respect to awards to named executive officers.

BigBand Response In future filings, the Company will provide the additional disclosure requested by the Staff.

Severance and Change in Control Arrangements, page 24 of Proxy Statement

9. In future filings, quantify the value to each named executive officer of the vesting of equity awards upon termination or change of control as identified on page 24. Refer to Regulation S-K Item 402(j) and Instruction 1 thereto. Also consider revising your disclosure so that all potential payments or benefits (both severance and vesting) upon termination or change of control are described and quantified in one section of your disclosure. We note that certain disclosure is included here and certain additional disclosure is included in the section beginning on page 29 titled “Employment Agreements and Change of Control Arrangements.” We also note that you cross-reference on page 24 a section entitled “Employee Benefit Plans” that we are unable to locate.

BigBand Response In future filings, the Company will provide the additional disclosure requested by the Staff. In particular, the Company will add columns to the table on page 24 (or create a similar table) to quantify the value of equity awards upon termination or a change of control and to disclose the potential severance amounts.

Signatures, page 83

10. In future filings, please indicate parenthetically who signed the annual report in the capacity of principal financial officer.

BigBand Response In future filings, the Company will provide the additional parenthetical information requested by the Staff.

General Matters

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff commends do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BigBand Networks, Inc.

By:	/s/ Robert Horton
Title:	Senior Vice President & General Counsel